January 30, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Aceztech Corporation

Registration Statement on Form S-1

Filed December 22, 2023

File No. 333-276237

To the men and women of the SEC:

On behalf of Aceztech Corporation, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 17, 2024 addressed to Mr. Kae Ren Tee, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1 on December 22, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Registration Statement on Form S-1

Cover Page

1. We note your disclosure that Mr. Kae Ren Tee is able to control 100% of the voting power of the company. Please revise your disclosure on the cover page to provide a cross reference to the related risk factor disclosure on page 8.

Company Response:

The cover page has been revised accordingly.

Prospectus Summary, page 1

2. Please disclose that you have generated minimal revenue to date.

Company Response:

Page 1 has been revised accordingly.

Risk Factors, page 4

3. Please confirm that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure in the "Reports to Security Holders" on page 23.

Company Response:

We do not intend to file a Form 8-A to register our common stock under the Exchange Act.

We have added the following risk factor to page 8 and “Reports to Security Holders” on page 23:

We do not intend to file a Form 8-A to register our common stock under the Exchange Act. As a result, information available to investors may be limited unless the Company decides to file a Form 8-A, which may make it difficult for investors to update themselves as to the status of their investment and the Company’s business.

We do not intend to file a Form 8-A to register our common stock under the Exchange Act. Therefore, our common stock will not be registered under the Exchange Act, and we will not be a fully reporting company. Instead, we will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act.

Unless our common stock is registered under the Exchange Act, we will not be a fully reporting company. We will only be subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Since the Company is likely to have fewer than 300 investors initially, an automatic reporting duty suspension under Section 15(d) will be triggered. Additionally, the inapplicability of the proxy rules and Section 16 of the Exchange Act will limit the information available to investors about the Company.

If the rate of growth of small and medium businesses is significantly lower..., page 4

4. We note your disclosure that you expect continued demand from small and medium businesses for your services. Please clarify whether small and medium businesses are your target customers. Additionally, please expand your disclosure to define the criteria that would cause a customer to be considered a small or medium business.

Company Response:

We have amended the risk factor on page 4 accordingly.

Our President, Kae Ren Tee, owns and controls 100%..., page 8

5. Please revise your disclosure of Mr. Kae Ren Tee’s ownership of your common stock to reflect the sale of 25%, 50% and 75% of the shares you are offering.

Company Response:

The risk factor on page 8 has been revised accordingly.

Management's Discussion and Analysis, page 14

6. Please expand your disclosure in this section to include a discussion about the company’s anticipated sources of revenue and how it expects to generate such revenue.

Company Response:

We have amended page 14 accordingly.

7. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

Company Response:

We have removed the following language from page 14: “the safe harbor provisions contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and in...”

Liquidity and Capital Resources, page 15

8. Please disclose the minimum funding required to remain in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please refer to Item 303(a) (1) and (2) of Regulation S-K for additional guidance.

Company Response:

We have amended page 15 accordingly.

Description of Business, page 17

9. We note your disclosure on page F-10 that for the period from inception to November 30, 2023, there were two customers who accounted for 100% of the company’s revenues. Please expand your disclosure in this section to discuss the company’s customers, including identifying these two significant customers and the status of your agreements with them. Also, disclose the terms of any material client contracts including the term and any termination provisions and add a risk factor that discusses the concentration of your revenues from these two customers.

Company Response:

We have amended page 17 accordingly, and we have added the following risk factor on page 5:

Our concentration of customers could have a material adverse effect on our operations.

The Company began generating revenue in October 2023. For the year ended November 30, 2023, the Company generated revenue of $20,000 from two different customers. As such, the Company has a significant dependency on these customers. However, as the Company continues to operate, the Company expects to generate more revenue from additional customers, thereby diluting dependency on these two different customers.

10. We note your disclosure of your future plans on page 18. Please expand your disclosure to include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

Company Response:

We have amended the Future Plans section, on page 18, accordingly.

Notes to Financial Statements

Revenue Recognition, page F-7

11. We note your revenue recognition policy on page F-7; however, we do not believe the information meets the disclosure objective of the ASC 606-10-50 to provide sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. In this regard, please expand your disclosure to address, without limitation, the following. The information should be specific to your company and avoid the use of boilerplate language.

•	Tell us the nature of your arrangements with your customers with reference to the material terms of these arrangements.
•	Please disclose the company’s source of revenue.
•	Please clarify who your customers are for each revenue stream, and how you (a) generate revenue from the customer and (b) incur the associated cost of revenue and what these costs consist of. In connection with this, explain precisely what your performance obligation is (i.e., the service you provide) for each revenue stream and how you fulfill the performance obligation.
•	Please expand your disclosure to address the guidance in ASC 606-10-25-30 and 606-10- 55-82 and 55-83 in determining when control transfers.

Company Response:

The company has entered into a service agreement with its customers, outlining the services (performance obligations), transaction price, and the allocation of the transaction price to each service. The primary source of revenue for the company is anticipated to come from the director's personal network and established contacts. To enhance visibility, the company maintains a website to showcase its services to the public and may engage in marketing activities, including social media advertising, to reach potential customers.

Our performance obligations encompass the services to be provided to the customer, including website development, website design, and website maintenance. The company's revenue is derived from the three current services offered, constituting two distinct revenue streams. The first revenue stream comprises fees from website development and website design services, while the second revenue stream involves the annual fee for website maintenance. Both revenue streams target small and medium enterprises as well as individuals. Revenue will be generated by delivering the three services to customers, and these services do not entail any cost of revenue.

In the first revenue stream, the company will create and design a website tailored to the customer's specifications and preferences. Concerning the second revenue stream, the company will provide assistance in maintaining the customer's website, ensuring its optimal functionality. Revenue from website development and website design will be recognized over time. This is due to the progressive development and customization of the website through ongoing discussions with the customer until it is fully developed and meets the customer's satisfaction, obtaining their consent to publish the website. Similarly, revenue from website maintenance will be recognized over time as it constitutes an annual fee acknowledged monthly by the company to aid the customer in website maintenance.

The company's performance obligation is deemed fulfilled, and control of the website is transferred, when the customer expresses satisfaction with the final website draft and agrees to publish it to the public. Following the completion of services, the customer will endorse a Service Completion Confirmation Letter supplied by the company, indicating the fulfillment of the performance obligation.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Company Response:

The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 30, 2024

/s/ Kae Ren Tee

Kae Ren Tee

Chief Executive Officer